Exhibit 21.1

Subsidiaries of Aeglea BioTherapeutics, Inc.

Name of Subsidiary	Jurisdiction

Aeglea Development Company, Inc.	Delaware

AERase, Inc.	Delaware

AECase, Inc.	Delaware

AEMase, Inc.	Delaware

AE4ase, Inc.	Delaware

AE5ase, Inc.	Delaware

AE6ase, Inc.	Delaware

Aeglea Biotherapeutics UK Limited	England and Wales

Aeglea Ireland Limited	Ireland

Aeglea BioTherapeutics US LLC	Delaware

Spyre Therapeutics, LLC	Delaware